FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of  March  2016

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 17, 2016, announcing the appointment of Mr. Yona Ovadia as its new Chief Executive officer.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Date: March 17 , 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Gilat Appoints Yona Ovadia as its New Chief Executive Officer.
Dov Baharav continues to serve as Chairman of the Board of Directors

Petah Tikva, Israel, March 17, 2016 -- Gilat Satellite Networks (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it has appointed Yona Ovadia as its new Chief Executive Officer, effective March 31, 2016, replacing Dov Baharav, who shall remain Gilat's Chairman of the Board of Directors.

On behalf of Gilat's Board of Directors, Dov Baharav stated, "We are very excited by the appointment of Mr. Ovadia as Gilat's next CEO. Yona, as a business leader with a strong track record of delivering results, will be taking Gilat forward to materialize its promising strategic directions. Yona and I have worked closely together for many years, and recently at Gilat. His experience and capabilities will be crucial to Gilat's continued long-term profitable growth, building and expanding Gilat's strategic business pillars."

Mr. Baharav continued, “After nearly a year as interim CEO of Gilat, we have successfully positioned the company as a leader in its strategic growth markets. I am confident in Gilat's continued success under the leadership of Yona and the management team in place, which is poised to successfully capture new opportunities. As Chairman, I will remain active in realizing Gilat's great potential in 2016 and beyond".

Mr. Ovadia added, “I am both honored and excited at the opportunity to be Gilat's next CEO. I am positive that Gilat has the strategy, the leadership, the technology, the global presence, and most importantly - the people - to deliver upon its vision, expand the success we already see and achieve long term profitable growth as well as make Gilat a place of excitement and fulfillment for its employees, all over the world."

Mr. Ovadia joined Gilat in April 2015 and had previously served in various managerial posts at Amdocs for 30 years, including as Amdocs Executive Management member. In the past, Mr. Ovadia managed thousands of employees and projects of hundreds of millions of dollars. Yona holds a BSc in Math and Computer Sciences from Tel Aviv University.

About Gilat

Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com